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September 13, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Jennifer Thompson
Robert Babula

Re:	Atlantica Yield plc
Form 20-F for the Fiscal year Ended December 31, 2016
Filed February 28, 2017
File No. 333-35487

Ladies and Gentlemen:

On behalf of Atlantica Yield plc (the “Company”), we are writing to respond to the comment set forth in your letter to the Company, dated August 29, 2017. The Company’s response below corresponds to the caption of that comment (which is reproduced below in bold text).

Exhibit 12.1

1.
We note you provide management’s report on internal control over financial reporting under Item 15 on page 188. However, your certifications contained in exhibits 12.1 and 12.2 exclude paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend your Form 20-F to include, at a minimum, the full Item 15 disclosures, your financial statements, and revised certifications. Please refer to paragraph 12 of the “Instructions as to Exhibits” of Form 20-F.

Response:

In response to your comment, the Company has filed an amendment to its Form 20-F including Item 15, the Company’s financial statements and revised certifications.

We hope that the foregoing has been responsive to your comment. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Santiago Seage